Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

ChoiceOne Our Vision: To be the best bank in Michigan COMMUNITY SHORES BANK EMPLOYEE PRESENTATION

Forward-Looking Statements & Additional Information This presentation contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne Financial Services, Inc. (“ChoiceOne” or “COFS”) and Community Shores Bank Corporation (“Community Shores” or “CSHB”) with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor Community Shores undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following: • the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); • the failure of Community Shores to obtain shareholder approval, or for ChoiceOne or Community Shores to satisfy any of the other closing conditions to the transaction on a timely basis or at all; • the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; • the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and Community Shores do business, or as a result of other unexpected factors or events; • the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; • diversion of management’s attention from ongoing business operations and opportunities; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and • the outcome of any legal proceedings that may be instituted against ChoiceOne or Community Shores. Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc. ’s Annual Report on Form 10-K for the year ended December 31, 2018. Additional Information This communication is being made in respect of the proposed merger transaction between ChoiceOne and Community Shores. In connection with the proposed merger, ChoiceOne will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include the Proxy Statement of Community Shores and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will also be sent to Community Shores shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and Community Shores, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from Community Shores by accessing Community Shores’ website at http://www.communityshores.com (which website is not incorporated herein by reference). Copies of the Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, Michigan, 49345, Attention: Thomas L. Lampen, or by calling 616-887-7366 or to Community Shores, 1030 West Norton Avenue, Muskegon, Michigan, 49441, Attention: Heather Brolick, or by calling 231-780-1845. Participants In Solicitation Community Shores and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Shores shareholders in respect of the transaction described in the Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction ma y be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. Contacts: ChoiceOne Financial Services, Inc. Community Shores Bank Corporation Kelly Potes Heather Brolick CEO President & CEO ChoiceOne Bank Community Shores Bank 616-887-7366 231-780-1845 kpotes@choiceone.com hbrolick@communityshores.com

ChoiceOne Meet ChoiceOne Financial Services, Inc. • Serving Michigan since 1898 • Parent company of ChoiceOne Bank and Lakestone Bank & Trust • Publicly Traded under ticker “COFS” • Majority of our Shareholders have local connections • Over 331 employees all based in Michigan • Board of Directors are Michigan natives • Committed to our communities • Thousands of hours donated by staff in 2019 • $320,000+ in local donations in 2019 • ChoiceOne Bank: • 2017 National Winner of ICBA Community Banking Service Award • 2018 Top 20 most Innovative Community Banks

• ChoiceOne Our mission is to provide superior service, quality advice, and show utmost respect to everyone we meet. • Vision: To be the best bank in Michigan and we can do it together! Mission and Values

ChoiceOne Announcement ▪ ChoiceOne Financial Services, Inc. has entered into a definitive merger agreement whereby it will acquire Community Shores Bank Corporation. ▪ The transaction is expected to close in the second quarter of 2020, subject to the satisfaction of customary closing conditions, including receipt of approval from Community Shores shareholders and receipt of regulatory approvals. ▪ No branch closings planned at this time. ▪ ChoiceOne Financial Services, Inc. will be an approximate $1.5 billion asset bank holding company with 33 offices across Michigan. ▪ The consolidation of Community Shores Bank with and into ChoiceOne Bank is expected to occur in the second half of 2020.

ChoiceOne Reasons Behind the Pending Acquisition ▪ ChoiceOne and Community Shores joining forces is a natural geographical and cultural fit. ▪ Extends ChoiceOne’s footprint into Muskegon and Ottawa counties. ▪ Similar culture, values and commitment to our local communities. ▪ Opportunity for employee sales and operational talent at Community Shores to be brought into ChoiceOne. ▪ Leverage ChoiceOne technology to benefit Community Shores customers and employees. ▪ Enhancement of community commitment of Community Shores and ChoiceOne.

ChoiceOne Date Activity January 6, 2020 Announcement of definitive merger agreement First Half 2020 Approval of merger by Community Shores shareholders and regulators First Half 2020 ChoiceOne Financial Services, Inc. completes acquisition of Community Shores Bank Corporation Second Quarter 2020 Consolidation of Lakestone Bank & Trust into ChoiceOne Bank Second Half 2020 Consolidation of Community Shores Bank into ChoiceOne Bank Anticipated Timeline

Community Shores Bank Corporation Community Shores Bank Corporate Structure Current ChoiceOne Financial Services, Inc. ChoiceOne Bank Lakestone Bank & Trust

ChoiceOne

Corporate Structure

Post Merger Q2 2020


ChoiceOne Financial Services, Inc.
ChoiceOne Bank
Lakestone Bank & Trust
Community Shores Bank

Post-Bank Consolidations Second Half of 2020


ChoiceOne Financial Services, Inc.
ChoiceOne Bank

Leadership

Paul Johnson
Chairman, ChoiceOne Financial Services, Inc.

Bruce Cady
Vice Chairman, ChoiceOne Financial Services, Inc.

Kelly Potes
CEO, ChoiceOne Financial Services, Inc.
CEO and President of ChoiceOne Bank

Mike Burke
President, ChoiceOne Financial Services, Inc.
CEO and President of Lakestone Bank & Trust, until consolidation

Adom Greenland
Secretary, ChoiceOne Financial Services, Inc.
SVP, Chief Operating Officer of ChoiceOne Bank

▪ ChoiceOne Locations in West and Southeast Michigan ▪ Most branches serve rural markets with deep community ties ▪ Similar rural footprint with growth areas in larger nearby markets of Macomb County, Oakland County, Muskegon, and Grand Rapids Pro Forma Footprint

ChoiceOne Service Available? Retail Lending Yes Advanced Treasury Services including remote capture Yes Commercial Lending Specialties Agriculture Medical Full Service Mortgage Yes Investment Services Trust Department * & Investment Center Services Available * Trust Department services are available through Lakestone Bank & Trust prior to consolidation

• ChoiceOne Further Questions – See the separate FAQ document Committed to Transparency